Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$49,065	$21,587
Accounts receivable	393,286	413,925
Inventory	35,045	35,158
Total current assets	477,396	470,670
Non-current assets:
Income tax recoverable	699	1,602
Deferred tax assets	454	455
Property, plant and equipment	2,238,680	2,303,338
Intangibles	18,047	19,575
Right-of-use assets	57,168	60,032
Finance lease receivables	5,112	—
Investments and other assets	10,645	20,451
Total non-current assets	2,330,805	2,405,453
Total assets	$2,808,201	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$280,519	$392,053
Income taxes payable	3,197	2,991
Current portion of lease obligations	13,650	12,698
Current portion of long-term debt (Note 5)	2,290	2,287
Total current liabilities	299,656	410,029

Non-current liabilities:
Share-based compensation (Note 7)	28,360	60,133
Provisions and other	7,331	7,538
Lease obligations	55,143	52,978
Long-term debt (Note 5)	963,827	1,085,970
Deferred tax liabilities	70,149	28,946
Total non-current liabilities	1,124,810	1,235,565
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,306,545	2,299,533
Contributed surplus	74,389	72,555
Deficit	(1,158,751)	(1,301,273)
Accumulated other comprehensive income	161,552	159,714
Total shareholders’ equity	1,383,735	1,230,529
Total liabilities and shareholders’ equity	$2,808,201	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue (Note 3)	$446,754	$429,335	$1,430,983	$1,106,690
Expenses:
Operating	288,002	284,868	888,039	784,394
General and administrative	44,177	24,906	83,057	101,781
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	114,575	119,561	459,887	220,515
Depreciation and amortization	73,192	69,448	218,823	207,662
Gain on asset disposals	(2,438)	(8,238)	(15,586)	(22,152)
Foreign exchange	363	1,344	(894)	1,362
Finance charges (Note 6)	19,618	22,521	63,946	64,294
Gain on repurchase of unsecured senior notes	(37)	—	(137)	—
Loss (gain) on investments and other assets	(3,813)	(2,515)	6,075	(3,738)
Earnings (loss) before income taxes	27,690	37,001	187,660	(26,913)
Income taxes:
Current	2,047	958	4,008	2,563
Deferred	5,851	5,364	41,130	8,300
	7,898	6,322	45,138	10,863
Net earnings (loss)	$19,792	$30,679	$142,522	$(37,776)
Net earnings (loss) per share: (Note 9)
Basic	$1.45	$2.26	$10.45	$(2.79)
Diluted	$1.45	$2.03	$9.84	$(2.79)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Net earnings (loss)	$19,792	$30,679	$142,522	$(37,776)
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	39,180	111,811	3,322	139,478
Foreign exchange loss on net investment hedge with U.S. denominated debt	(24,616)	(84,060)	(1,484)	(105,123)
Comprehensive income (loss)	$34,356	$58,430	$144,360	$(3,421)

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)	$19,792	$30,679	$142,522	$(37,776)
Adjustments for:
Long-term compensation plans	11,577	411	9,200	34,847
Depreciation and amortization	73,192	69,448	218,823	207,662
Gain on asset disposals	(2,438)	(8,238)	(15,586)	(22,152)
Foreign exchange	1,275	773	(13)	924
Finance charges	19,618	22,521	63,946	64,294
Income taxes	7,898	6,322	45,138	10,863
Other	—	(2)	(220)	273
Loss (gain) on investments and other assets	(3,813)	(2,515)	6,075	(3,738)
Gain on repurchase of unsecured senior notes	(37)	—	(137)	—
Income taxes paid	(187)	(220)	(2,395)	(3,023)
Income taxes recovered	4	10	7	10
Interest paid	(35,500)	(38,005)	(79,702)	(80,706)
Interest received	227	143	562	177
Funds provided by operations	91,608	81,327	388,220	171,655
Changes in non-cash working capital balances	(3,108)	(73,185)	(57,904)	(93,633)
	88,500	8,142	330,316	78,022
Investments:
Purchase of property, plant and equipment	(51,546)	(51,103)	(146,378)	(126,941)
Purchase of intangibles	(847)	—	(1,524)	—
Proceeds on sale of property, plant and equipment	6,698	22,337	20,724	32,033
Proceeds from sale of investments and other assets	10,013	—	10,013	—
Business acquisitions	—	(10,200)	(28,000)	(10,200)
Purchase of investments and other assets	(3,211)	(73)	(5,282)	(609)
Receipt of finance lease payments	64	—	64	—
Changes in non-cash working capital balances	4,551	7,328	(6,774)	6,881
	(34,278)	(31,711)	(157,157)	(98,836)
Financing:
Issuance of long-term debt	23,600	50,360	162,649	144,889
Repayments of long-term debt	(49,517)	(34,475)	(288,538)	(118,586)
Repurchase of share capital	—	(5,010)	(12,951)	(10,010)
Issuance of common shares from the exercise of options	—	—	—	6,162
Lease payments	(2,410)	(1,777)	(6,413)	(5,186)
	(28,327)	9,098	(145,253)	17,269
Effect of exchange rate changes on cash	251	2,878	(428)	3,005
Increase (decrease) in cash	26,146	(11,593)	27,478	(540)
Cash, beginning of period	22,919	51,641	21,587	40,588
Cash, end of period	$49,065	$40,048	$49,065	$40,048

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	142,522	142,522
Other comprehensive income for the period	—	—	1,838	—	1,838
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(12,951)	—	—	—	(12,951)
Redemption of non-management directors share units	757	—	—	—	757
Share-based compensation expense	—	1,834	—	—	1,834
Balance at September 30, 2023	$2,306,545	$74,389	$161,552	$(1,158,751)	$1,383,735

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(37,776)	(37,776)
Other comprehensive income for the period	—	—	34,355	—	34,355
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(10,010)	—	—	—	(10,010)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at September 30, 2022	$2,294,360	$74,057	$169,135	$(1,304,756)	$1,232,796

See accompanying notes to condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2022.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2022, except as noted in Note 2 (c).

These condensed interim consolidated financial statements were approved by the Board of Directors on October 25, 2023.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2022.

(c) Significant Accounting Policies

Interests in equity-accounted investees

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings (loss) and other comprehensive income (loss) until the date that significant influence ceases.

Foreign currency translation

Change in functional currency

On July 1, 2023, as a result of changing facts and circumstances in the current year, a subsidiary of the Corporation changed its functional currency from U.S. Dollars (USD) to Kuwaiti Dinar (KWD) to reflect the business activities within the primary economic environment in which the subsidiary operates. The changes in facts and circumstances that led to this determination included, but were not limited to, the expiration of multiple material USD denominated customer drilling contracts and the execution of multiple material KWD denominated customer drilling contracts. The change in functional currency was applied prospectively, in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, on July 1, 2023, with the assets and liabilities of the subsidiary being converted into KWD from USD at a fixed exchange rate of USD1 : KWD3.24.

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NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$179,827	$4,262	$—	$(6)	$184,083
Canada	172,546	53,311	—	(1,541)	224,316
International	38,355	—	—	—	38,355
	$390,728	$57,573	$—	$(1,547)	$446,754

Day rate/hourly services	$380,519	$57,573	$—	$(146)	$437,946
Shortfall payments/idle but contracted	8,136	—	—	—	8,136
Other	2,073	—	—	(1,401)	672
	$390,728	$57,573	$—	$(1,547)	$446,754

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Three Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$189,744	$4,496	$—	$(5)	$194,235
Canada	148,525	52,146	—	(1,767)	198,904
International	36,196	—	—	—	36,196
	$374,465	$56,642	$—	$(1,772)	$429,335

Day rate/hourly services	$371,018	$56,642	$—	$(166)	$427,494
Shortfall payments/idle but contracted	1,161	—	—	—	1,161
Other	2,286	—	—	(1,606)	680
	$374,465	$56,642	$—	$(1,772)	$429,335

Nine Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$655,154	$11,946	$—	$(23)	$667,077
Canada	503,312	166,311	—	(5,013)	664,610
International	99,296	—	—	—	99,296
	$1,257,762	$178,257	$—	$(5,036)	$1,430,983

Day rate/hourly services	$1,226,836	$178,257	$—	$(383)	$1,404,710
Shortfall payments/idle but contracted	15,377	—	—	—	15,377
Turnkey drilling services	8,988	—	—	—	8,988
Other	6,561	—	—	(4,653)	1,908
	$1,257,762	$178,257	$—	$(5,036)	$1,430,983

Nine Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$495,183	$12,833	$—	$(33)	$507,983
Canada	379,115	115,088	—	(4,107)	490,096
International	108,611	—	—	—	108,611
	$982,909	$127,921	$—	$(4,140)	$1,106,690

Day rate/hourly services	$949,078	$127,921	$—	$(592)	$1,076,407
Shortfall payments/idle but contracted	1,791	—	—	—	1,791
Turnkey drilling services	26,580	—	—	—	26,580
Other	5,460	—	—	(3,548)	1,912
	$982,909	$127,921	$—	$(4,140)	$1,106,690

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 46% (2022 – 44%) of consolidated revenue for the nine months ended September 30, 2023 and 37% (2022 – 36%) of consolidated total assets as at September 30, 2023. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$390,728	$57,573	$—	$(1,547)	$446,754
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	131,701	14,118	(31,244)	—	114,575
Depreciation and amortization	67,431	3,485	2,276	—	73,192
Gain on asset disposals	(2,402)	(22)	(14)	—	(2,438)
Total assets	2,494,557	172,127	141,517	—	2,808,201
Capital expenditures	48,517	2,818	1,058	—	52,393

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Three Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$374,465	$56,642	$—	$(1,772)	$429,335
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	118,599	14,788	(13,826)	—	119,561
Depreciation and amortization	63,513	3,598	2,337	—	69,448
Gain on asset disposals	(6,780)	(762)	(696)	—	(8,238)
Total assets	2,605,071	192,917	129,396	—	2,927,384
Capital expenditures	49,647	1,289	167	—	51,103

Nine Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,257,762	$178,257	$—	$(5,036)	$1,430,983
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	468,302	39,031	(47,446)	—	459,887
Depreciation and amortization	201,137	10,854	6,832	—	218,823
Gain on asset disposals	(14,688)	(736)	(162)	—	(15,586)
Total assets	2,494,557	172,127	141,517	—	2,808,201
Capital expenditures	138,716	7,043	2,143	—	147,902

Nine Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$982,909	$127,921	$—	$(4,140)	$1,106,690
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	260,202	26,166	(65,853)	—	220,515
Depreciation and amortization	190,306	10,202	7,154	—	207,662
Gain on asset disposals	(19,243)	(2,151)	(758)	—	(22,152)
Total assets	2,605,071	192,917	129,396	—	2,927,384
Capital expenditures	122,696	3,847	398	—	126,941

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A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, depreciation and amortization to net earnings (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$114,575	$119,561	$459,887	$220,515
Deduct:
Depreciation and amortization	73,192	69,448	218,823	207,662
Gain on asset disposals	(2,438)	(8,238)	(15,586)	(22,152)
Foreign exchange	363	1,344	(894)	1,362
Finance charges	19,618	22,521	63,946	64,294
Gain on repurchase of unsecured senior notes	(37)	—	(137)	—
Loss (gain) on investments and other assets	(3,813)	(2,515)	6,075	(3,738)
Income taxes	7,898	6,322	45,138	10,863
Net earnings (loss)	$19,792	$30,679	$142,522	$(37,776)

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities

		September 30,		December 31,	September 30,	December 31,
		2023		2022	2023	2022

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	957	954
	US$	704	US$	704	$2,290	$2,287

Long-Term Debt
Senior Credit Facility	US$	—	US$	44,000	$—	$59,620
Canadian Real Estate Credit Facility		—		—	15,334	16,334
U.S. Real Estate Credit Facility		7,861		8,389	10,679	11,368
Unsecured Senior Notes:
7.125% senior notes due 2026		299,330		347,765	406,631	471,225
6.875% senior notes due 2029		400,000		400,000	543,387	542,004
	US$	707,191	US$	800,154	976,031	1,100,551
Less net unamortized debt issue costs and original issue discount					(12,204)	(14,581)
					$963,827	$1,085,970

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	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$954	$—	$2,287
Long-term	59,620	1,013,229	16,334	11,368	(14,581)	1,085,970
December 31, 2022	59,620	1,013,229	17,667	12,322	(14,581)	1,088,257
Changes from financing cash flows:
Proceeds from Senior Credit Facility	162,649	—	—	—	—	162,649
Repayment of unsecured senior notes	—	(64,611)	—	—	—	(64,611)
Repayment of Senior Credit Facility	(222,216)	—	—	—	—	(222,216)
Repayment of Real Estate Credit Facility	—	—	(1,000)	(711)	—	(1,711)
	53	948,618	16,667	11,611	(14,581)	962,368
Gain on repurchase of unsecured senior notes	—	(137)	—	—	—	(137)
Amortization of debt issue costs	—	—	—	—	2,377	2,377
Foreign exchange adjustment	(53)	1,537	—	25	—	1,509
September 30, 2023	$—	$950,018	$16,667	$11,636	$(12,204)	$966,117

Current	$—	$—	$1,333	$957	$—	$2,290
Long-term	—	950,018	15,334	10,679	(12,204)	963,827
September 30, 2023	$—	$950,018	$16,667	$11,636	$(12,204)	$966,117

As at September 30, 2023, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Interest:
Long-term debt	$17,990	$20,898	$58,863	$59,575
Lease obligations	948	757	2,719	2,082
Other	105	226	293	412
Income	(342)	(146)	(702)	(191)
Amortization of debt issue costs, loan commitment fees and original issue discount	917	786	2,773	2,416
Finance charges	$19,618	$22,521	$63,946	$64,294

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NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non- Management Directors’ DSUs (b)	Total
December 31, 2022	$38,190	$100,858	$12,297	$151,345
Expensed during period	8,615	12,402	(926)	20,091
Settlement in shares	(2,102)	(17,104)	(757)	(19,963)
Payments and redemptions	(26,524)	(47,846)	(385)	(74,755)
Foreign exchange	12	21	—	33
September 30, 2023	$18,191	$48,331	$10,229	$76,751

Current	$14,274	$34,117	$—	$48,391
Long-term	3,917	14,214	10,229	28,360
	$18,191	$48,331	$10,229	$76,751

(a)	Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2022	495,168	1,136,671
Granted	65,507	121,350
Redeemed	(266,191)	(437,113)
Forfeited	(9,832)	(11,705)
September 30, 2023	284,652	809,203

(b)	Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2022	118,774
Granted	12,458
Redeemed	(18,830)
September 30, 2023	112,402

During the second quarter of 2023, 18,830 DSUs were redeemed upon the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

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Equity Settled Plans

(c)	Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2022	—	$—
Granted	46,740	96.90
September 30, 2023	46,740	$96.90

The per unit weighted average fair value of the Executive RSUs granted during 2023 was $96.90 estimated on the grant date using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4%, average expected life of two years, expected forfeiture rate of 5% and expected volatility of 68%. Included in net earnings (loss) for the three and nine months ended September 30, 2023 were expenses of $1 million (2022 – nil) and $2 million (2022 – nil) respectively.

(d)	Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2022 and September 30, 2023	23,055	$87.00	—	145.97	$113.01	23,055

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2022	141,748	$51.20	—	111.47	$84.84	141,748
Forfeited	(13,350)	64.20	—	100.40	75.66
September 30, 2023	128,398	$51.20	—	111.47	$85.80	128,398

(e)	Non-Management Directors – Deferred Share Unit Plan

As at September 30, 2023, there were 1,470 (2022 – 1,470) deferred share units outstanding.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2022	13,558,525	2,299,533
Settlement of PSUs and RSUs	230,336	19,206
Share repurchases	(193,616)	(12,951)
Redemption of non-management directors share units	12,494	757
September 30, 2023	13,607,739	2,306,545

(a)	Normal Course Issuer Bid

During the third quarter of 2023, the Toronto Stock Exchange (TSX) approved the renewal of Precision's Normal Course Issuer Bid (NCIB). Pursuant to the NCIB, the Corporation has been authorized by the TSX to repurchase and cancel up to a maximum of 1,326,321 common shares. The NCIB will terminate no later than September 18, 2024. Prior to the renewal of the NCIB, Precision had repurchased and cancelled 193,616 common shares for $13 million in 2023.

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NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net earnings (loss) – basic	$19,792	$30,679	$142,522	$(37,776)
Effect of share options and other equity compensation plans	—	(94)	3,679	—
Net earnings (loss) – diluted	$19,792	$30,585	$146,201	$(37,776)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2023	2022	2023	2022
Weighted average shares outstanding – basic	13,607	13,580	13,643	13,549
Effect of share options and other equity compensation plans	3	1,464	1,215	—
Weighted average shares outstanding – diluted	13,610	15,044	14,858	13,549

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at September 30, 2023 was approximately $921 million (December 31, 2022 – $965 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. BUSINESS COMBINATION

During the quarter ended September 30, 2023, Precision entered into an agreement to acquire all of the issued and outstanding common shares of CWC Energy Services Corp. (CWC), comprised of 947,909 Precision common shares, valued at approximately $88 million as of September 1, 2023 market close, $14 million in cash, plus the assumption of CWC's outstanding debt. The transaction is expected to be completed in the fourth quarter of 2023, subject to CWC shareholder and regulatory approvals and the satisfaction of other customary closing conditions.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2023 TRADING PROFILE

Toronto (TSX: PD)

High: $100.23

Low: $61.81

Close: $91.01

Volume Traded: 5,167,035

New York (NYSE: PDS)

High: US$73.82

Low: US$46.29

Close: US$67.12

Volume Traded: 3,914,000

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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